

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 28, 2008

Mr. John Vogel
Chief Executive Officer
Southern Sauce Company, Inc.
31200 Via Colinas, Ste 200
Westlake Village, CA 91362-3959

> **Re:** **Southern Sauce Company Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 19, 2008**
> **File No. 000-51972**

Dear Mr. Vogel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that although Sherb & Co., LLP indicated in their introductory paragraph that they have audited your financial statements for the period from December 1, 2004 (inception) to December 31, 2007, this period is not mentioned when expressing their opinion. If the financial statements for the cumulative period are audited, these should be referred to in the auditor's opinion, following the guidance in AU §508.08 and Rule 2-02 of Regulation S-X. Otherwise, the introductory paragraph would need to be modified and the cumulative information would need to be labeled as unaudited. In either case, a revised report from the auditor would be appropriate. Please contact us by telephone if you require further guidance or clarification.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief